UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

deltathree, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-28063	13-4006766
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

419 Lafayette Street New York, New York	10003
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:  (212) 500-4850

DELTATHREE, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

March 18, 2009

This Information Statement is being transmitted on or about March 18, 2009, to the holders of shares of Class A Common Stock, par value $0.001 per share (the “Common Stock”), of deltathree, Inc., a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.  References in this Information Statement to “we”, “us” and “our” are to deltathree, Inc.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT BEING REQUESTED TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

On February 10, 2009, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with D4 Holdings, LLC, a Delaware limited liability company (“D4 Holdings”) pursuant to which the Company issued to D4 Holdings (i) 39,000,000 shares of Common Stock, representing approximately 54.3% of the total number of issued and outstanding shares of Common Stock, for an aggregate purchase price of $1,170,000, paid in cash, and (ii) a warrant, exercisable for ten years, to purchase up to an additional 30,000,000 shares of Common Stock at an exercise price of $0.04 per share.  The transaction closed on February 12, 2009.

In connection with the closing of the transaction and pursuant to the terms of the Purchase Agreement, Noam Bardin resigned as a director of the Company and the Board of Directors appointed Robert Stevanovski and Anthony Cassara to serve on the board.  In addition, Lior Samuelson resigned as Chairman of the Board and will remain a director, and Robert Stevanovski was appointed to serve as Chairman.  Under the terms of the Purchase Agreement, D4 Holdings has the right to nominate for appointment by the board one director in addition to Messrs. Stevanovski and Cassara, and it has nominated David Stevanovski.  In addition, on March 4, 2009, the Board of Directors of the Company determined that it will increase the size of the board from five to seven members and fill the two vacancies remaining on the board by appointing Gregory Provenzano and J. Lyle Patrick as directors.   The appointments of the three new directors to serve on the board will become effective on or about March 28, 2009, ten days following the date of the transmittal of this Information Statement to our stockholders.

In addition, the board appointed Mr. Patrick to serve as the Chairman of the Company’s audit committee at the effective time of his appointment to the board.  Mr. Patrick qualifies as an “audit committee financial expert,” as such term is defined in Item 401 of Regulation S-K.

In connection with the transaction, the parties also entered into an Investor Rights Agreement, pursuant to which the Company has agreed to file, upon the request of D4 Holdings, a registration statement covering the resale of any shares of Common Stock held by D4 Holdings (including the shares of Common Stock underlying the warrant issued to D4 Holdings). Subject to the Company's ability to suspend the effectiveness of the registration statement for a limited period of time under certain circumstances, the Company is required to maintain the effectiveness of any such registration statement until the earlier of (i) the date on which all shares of Common Stock covered by the registration statement have been sold thereunder or (ii) the date on which all such shares of Common Stock can be sold without registration pursuant to Rule 144 or another similar exemption under the Securities Act of 1933, as amended.  Subject to certain limitations, D4 Holdings will also be entitled to "piggy-back" registration rights on all future registrations by the Company and any registrations initiated by other stockholders of the Company.

D4 Holdings is a private investment fund whose ownership includes owners of ACN, Inc. (“ACN”), a direct seller of telecommunications services.  Each of Robert Stevanovski, Anthony Cassara, David Stevanovski and Gregory Provenzano is a principal of D4 Holdings.  As a result of their relationship with D4 Holdings, each of these individuals may be deemed to have a direct or indirect interest in the transactions contemplated by the Purchase Agreement.

Please read this Information Statement carefully.  It contains certain biographical and other information concerning the directors and executive officers of the Company.  YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of March 13, 2009, there were 71,932,405 shares of Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote with respect to each item to be voted on by holders of the shares of Common Stock.  The Company has no other securities, voting or nonvoting, outstanding.

The following table sets forth information with respect to the beneficial ownership of shares of the Common Stock as of March 13, 2009 by:

•	each person whom we know beneficially owns more than 5% of the Common Stock;
•	each of our directors individually;
•	each of our named executive officers individually; and
•	all of our current directors and executive officers as a group.

Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of Common Stock. Each person listed below disclaims beneficial ownership of their shares, except to the extent of their pecuniary interests therein. Shares of Common Stock that an individual or group has the right to acquire within 60 days of March 13, 2009 pursuant to the exercise of options or restricted stock are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

	Number	Percentage(1)
	Shares of deltathree Class A Common Stock Beneficially Owned
Principal Stockholder:
D4 Holdings, LLC (2)	69,000,000	67.7%
349-L Copperfield Blvd., #407
Concord, NC 28025

Abraham Ziv-Tal (3)	10,347,677	14.4%
P.O. Box 514 Rishon, Israel 46915

Executive Officers and Directors:
Shimmy Zimels (4)	306,476	*
Dror Gonen (5)	9,000	*
Effi Baruch (6)	181,200	*
Richard Grant (7)	105,600	*
Dan Antebi (8)	100,000	*
Robert Stevanovski (2)	69,000,000	67.7%
Anthony Cassara (9)	69,000,000	67.7%
Lior Samuelson (10)	592,000	*
Benjamin Broder (11)	52,000	*
All current directors and executive officers as a group (7 persons) (12)	70,030,800	68.7%

Director-Appointees:
David Stevanovski (13)(14)	69,000,000	67.7%
Gregory Provenzano (13)(14)	69,000,000	67.7%
J. Lyle Patrick (13)	0	*

* Less than 1%.

(1)	Percentage of beneficial ownership is based on 71,932,405 shares of Common Stock outstanding as of March 13, 2009.
(2)
Ownership is based on a Schedule 13D filed February 23, 2009 by D4 Holdings, Manna Holdings, LLC (“Manna Holdings”), Praescient, LLC (“Praescient”) and Robert Stevanovski and includes 30,000,000 shares of Common Stock issuable under a warrant held by D4 Holdings.  Robert Stevanovski is the manager of Praescient, which serves as the sole manager of D4 Holdings and as the managing member of Manna Holdings.  Manna Holdings is the sole member of D4 Holdings.  As such, Mr. Stevanovski, Praescient and Manna Holdings may be deemed to beneficially own the securities reported in the table.  Each of Mr. Stevanovski, Praescient and Manna Holdings disclaims beneficial ownership of such securities, and the information reported herein shall not be deemed an admission that such reporting person is the beneficial owner of the securities for any purpose, except to the extent of such person’s pecuniary interest therein.

(3)	Ownership is based on a Schedule 13D/A filed December 24, 2008.
(4)
Includes (a) 82,769 shares of Common Stock and (b) options to purchase 223,707 shares of Common Stock.  Mr. Zimels resigned as Chief Executive Officer, President and Chief Financial Officer effective as of May 14, 2008.

(5)	Includes 9,000 shares of Common Stock. Mr. Gonen served as Chief Executive Officer and President from May 14, 2008, to December 9, 2008.
(6)	Includes (a) options to purchase 165,000 shares of Common Stock, (b) 9,200 restricted shares of Common Stock and (c) restricted units to purchase 7,000 shares of Common Stock.
(7)	Includes (a) options to purchase 100,000 shares of Common Stock and (b) restricted units to purchase 5,600 shares of Common Stock.
(8)	Includes options to purchase 100,000 shares of Common Stock.
(9)
The securities reported in the table are held directly by D4 Holdings and include the warrant to purchase 30,000,000 shares of Common Stock held by D4 Holdings.  Mr. Cassara is a member of Manna Holdings, which is the sole member of D4 Holdings. As such, Mr. Cassara may be deemed to beneficially own the securities reported herein and owned directly by D4 Holdings.  Mr. Cassara disclaims beneficial ownership of such securities, and the information reported herein shall not be deemed an admission that such reporting person is the beneficial owner of the securities for any purpose, except to the extent of his pecuniary interest therein.

(10)	Includes (a) 220,000 shares of Common Stock, (b) options to purchase 350,000 shares of Common Stock and (c) 22,000 restricted shares of Common Stock.
(11)	Includes (a) options to purchase 20,000 shares of Common Stock and (b) 32,000 restricted shares of Common Stock.
(12)
Includes (a) 39,220,000 shares of Common Stock, (b) options to purchase 735,000 shares of Common Stock, (c) 63,200 restricted shares of Common Stock, (d) restricted units to purchase 12,600 shares of Common Stock and (e) a warrant to purchase 30,000,000 shares of Common Stock held directly (or deemed to be beneficially owned) by the executive officers and directors as a group.

(13)	Appointed by the board to serve as a director effective on or about March 28, 2009, ten days following the date of the transmittal of this Information Statement to our stockholders.
(14)
The securities reported in the table are held directly by D4 Holdings and include the warrant to purchase 30,000,000 shares of Common Stock held by D4 Holdings.  Each of David Stevanovski and Gregory Provenzano is a member of Manna Holdings, which is the sole member of D4 Holdings. As such, David Stevanovski and Gregory Provenzano may be deemed to beneficially own the securities reported herein and owned directly by D4 Holdings.  Each of David Stevanovski and Gregory Provenzano disclaims beneficial ownership of such securities, and the information reported herein shall not be deemed an admission that such reporting person is the beneficial owner of the securities for any purpose, except to the extent of his respective pecuniary interest therein.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Director-Appointees

Our Board of Directors currently consists of seven members, with four members currently serving on the board and three vacancies to be filled by the appointments of David Stevanovski, Gregory Provenzano and J. Lyle Patrick effective on or about March 28, 2009, ten days following the date of the transmittal of this Information Statement to our stockholders. Our Amended and Restated Certificate of Incorporation provides that a director shall hold office until the annual meeting for the year in which his or her term expires except in the case of elections to fill vacancies or newly created directorships. Each director is elected for a one-year term. Set forth below are the name, age and the positions and offices held by each of our directors and such director’s principal occupation and business experience during at least the past five years.

Robert Stevanovski, 45, director.  Mr. Stevanovski was appointed as a director and Chairman of the Board on February 12, 2009.  He is one of the co-founders of ACN, and has served as Chairman of ACN since its founding in 1993. Mr. Stevanovski is the brother of David Stevanovski.

Anthony Cassara, 54, director.  Mr. Cassara was appointed as a director on February 12, 2009. Mr. Cassara currently serves as President of Cassara Management Group, Inc., a privately held business counseling practice focused on the telecommunications industry. Prior to founding Cassara Management Group, Mr. Cassara was President of the Carrier Services division at Frontier Corporation and later at Global Crossing.

Lior Samuelson, 60, director.  Mr. Samuelson served as Chairman of the Board from January 2008 until February 2009, and has served as a director of deltathree since August 2001. Since August 1999, Mr. Samuelson has served as a Co-Founder and Principal of Mercator Capital. His experience includes advising clients in the Technology, Communications and Consumer sectors on mergers, acquisitions and private placements. From March 1997 to August 1999, Mr. Samuelson was the President and Chief Executive Officer of PricewaterhouseCoopers Securities. Prior to that, he was the President and Chief Executive Officer of The Barents Group, a merchant bank specializing in advising and investing in companies in emerging markets. Mr. Samuelson was also the Co-Chairman of Peloton Holdings, a Private Equity management company. Before that, he was a managing partner with KPMG and a senior consultant at Booz, Allen & Hamilton.

Benjamin Broder, 45, director. Mr. Broder has served as a director of deltathree since July 24, 2005. Since 2002, Mr. Broder has served as the Finance Director of Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd. From 1996 to 2001, Mr. Broder worked as the chief financial officer of a telecom start-up company and a bio-tech start-up company. Previously, Mr. Broder also held various positions with several leading banks, including HSBC, Bank Hapoalim, and Bank of Israel. Mr. Broder is a Chartered Accountant in the U.K. and a C.P.A. in Israel.

David Stevanovski, 42, director-appointee.  Mr. Stevanovski has been appointed to serve on the board effective on or about March 28, 2009, ten days following the date of the transmittal of this Information Statement to our stockholders.  He has served in a number of positions at ACN, Inc., a direct seller of telecommunications services, and currently serves as Chief Operating Officer of ACN North America. Mr. Stevanovski is the brother of Robert Stevanovski.

Gregory Provenzano, 49, director-appointee.  Mr. Stevanovski has been appointed to serve on the board effective on or about March 28, 2009, ten days following the date of the transmittal of this Information Statement to our stockholders.  Mr. Provenzano is one of the co-founders of ACN, Inc. and has served as President of ACN since its founding in 1993.

J. Lyle Patrick, 56, director-appointee.  Mr. Patrick has been appointed to serve on the board effective on or about March 28, 2009, ten days following the date of the transmittal of this Information Statement to our stockholders.  Mr. Patrick has served as chief financial officer of a number of telecommunications companies, including, most recently, US LEC, a competitive telecommunications company, from June 2005 to March 2007, and MetroPCS, a wireless communications provider, from May 2004 to March 2005.  Mr. Patrick is a Certified Public Accountant.

Benjamin Broder qualifies, and at the effective time of his appointment to serve on the board J. Lyle Patrick will qualify, as “independent” as defined in Rule 4200(a)(15) of the Nasdaq listing standards.

Executive Officers and Key Employees

Set forth below is a brief description of the present and past business experience of each of the persons who currently serve as our executive officers or key employees.

Efraim Baruch, 33, Chief Executive Officer, President and Senior Vice President of Operations and Technology. In December 2008 Mr. Baruch became our Chief Executive Officer and President; in January 2007, Mr. Baruch became our Senior Vice President of Operations and Technology. Mr. Baruch has been with deltathree since 1998. Mr. Baruch began working with deltathree as an engineer in the Network Operation Center (NOC), and soon after specialized in the management of data networks and security in our Wide Area Network (WAN) department. During the past four years he has headed the deltathree VoIP data and security departments, along with managing the overall responsibility of the total uptime in the deltathree worldwide network.

Richard Grant, 45, Chief Financial Officer and Treasurer. Mr. Grant joined deltathree on January 23, 2006 as our Senior Vice President of Finance and Treasurer and has served as our Chief Financial Officer since May 2008. Mr. Grant is a Certified Public Accountant. Prior to his employment with deltathree, Mr. Grant was a co-founder and Chief Financial Officer of Tel2Net, Inc., a technology infrastructure service company. From 2001 through 2003, Mr. Grant served as a Senior Manager for Marotta, Gund, Budd and Dzera LLP, a business restructuring consulting company. Prior to Marotta, Gund, Mr. Grant was a Senior Manager at KPMG LLP in the Audit Division, and a Senior Manager at Arthur Andersen LLP in the Transaction Advisory Services Group.

Dan Antebi, 38, Chief Commercial Officer and Senior Vice President of Sales and Marketing.  Mr. Antebi has served as our Chief Commercial Officer and Senior Vice President of Sales and Marketing since May 2008. Mr. Antebi brings more than 13 years of experience in management and international and domestic sales and marketing.  In his most recent position, Mr. Antebi headed an independent consultancy firm assisting international companies in the European telecom domain. Prior to that, Mr. Antebi served as a Senior Director and Region Manager for Comverse Ltd., a provider of software and systems enabling network based multimedia communications services.

Peter Friedman, 38, General Counsel and Secretary. In October 2007, Mr. Friedman became our General Counsel and Secretary. Mr. Friedman’s experience is in the areas of securities offerings and compliance, mergers and acquisitions, corporate governance, venture capital financing, technology licensing, joint ventures, and general corporate and commercial matters. Before joining deltathree, Mr. Friedman served as Senior Associate of Outside Counsel Solutions, a division of IDT Corporation that outsources U.S. legal services. Prior to that, Mr. Friedman was associated with the law firms of Weil, Gotshal & Manges, LLP, Lowenstein Sandler PC and Kronish Lieb Weiner & Hellman, LLP.

CHANGE IN CONTROL

As a result of the transaction between the Company and D4 Holdings described above under “Introduction”, D4 Holdings obtained a controlling interest in the Company. The Company knows of no other arrangement or events, the occurrence of which will result in a change in control of the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table shows the total compensation accrued during the fiscal years ended December 31, 2007 and 2008 to (1) all individuals who served as our Chief Executive Officers during any part of 2008 and (2) our two next most highly compensated executive officers whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2008. These executive officers are referred to in this Information Statement as our “named executive officers”.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Shimmy Zimels,
Former Chief Executive Officer, President and Chief Financial Officer	2008	50,000	(2)	-	-	-	100,000	(3)	150,000
(former principal executive officer, principal financial officer and principal accounting officer)	2007	258,005		-	-	34,690	-		292,695
Dror Gonen,	2008	170,416		-	-	67,060	-		237,476
Former Chief Executive Officer and President (former principal executive officer)(4)	2007	-		-	-	-	-		-
Effi Baruch,
Chief Executive Officer, President and Senior Vice	2008	106,257	(5)	30,407	971	18,179	-		155,814
President of Operations and Technology (principal executive officer)	2007	85,574		7,000	7,326	10.564	-		110,644
Richard Grant,
Chief Financial Officer and Treasurer	2008	175,000		-	777	44,168	-		219,945
(principal financial officer and principal accounting officer)	2007	175,000		-	-	36,896	-		211,896
Dan Antebi,	2008	115,500		-	-	9,695	-		125,195
Chief Commercial Officer and Senior Vice President of Sales and Marketing(6)	2007	-		-	-	-	-		-

(1)
Represents the compensation expense accrued by us in the applicable fiscal year for financial statement reporting purposes in accordance with SFAS 123R in connection with the issuance of the applicable restricted stock or restricted unit award or option award.  For a detailed discussion of the assumptions made in the valuation of stock awards, please see the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. 11,666 restricted shares of Common Stock that were held by Shimmy Zimels were forfeited and terminated when Mr. Zimels ceased being an employee of the Company on May 14, 2008. Options to purchase 1,000,000 shares of Common Stock that were held by Dror Gonen were forfeited and terminated when Mr. Gonen ceased being an employee of the Company on January 15, 2009.

(2)	Mr. Zimels resigned as Chief Executive Officer, President and Chief Financial Officer effective as of May 14, 2008.
(3)	Represents severance pay paid to Mr. Zimels pursuant to his severance arrangement with the Company.
(4)	Mr. Gonen joined the Company on April 18, 2008, and served as Chief Executive Officer and President from May 14, 2008, until December 9, 2008, and as an employee thereafter until January 15, 2009.
(5)
Represents the aggregate salary paid to Mr. Baruch as the Senior Vice President of Operations and Technology from January 1, 2008 to December 9, 2008 and as the Chief Executive Officer, President and Senior Vice President of Operations and Technology from December 9, 2008 to December 31, 2008.

(6)	Mr. Antebi joined the Company on May 12, 2008.

Employment Agreement with Mr. Effi Baruch

We currently have an employment agreement with Mr. Baruch, our Chief Executive Officer, President and Senior Vice President of Operations and Technology.  The agreement became effective on December 9, 2008, and was amended as of March 17, 2009, and will continue indefinitely thereafter.  Mr. Baruch receives a base salary of $186,000 per year, which is adjusted as of January 15 each year (beginning 2010) by the percentage change in the Cost of Price Index during the preceding year. Mr. Baruch is entitled to receive an annual bonus under our then-applicable bonus plan equal to up to three (3) months’ salary based on performance criteria that shall be jointly agreed upon by him and the Board of Directors.  Mr. Baruch is also entitled to an award of non-qualified stock options under our Amended and Restated 2004 Stock Incentive Plan, as set forth in the option agreement to be entered into between him and us.  In the event of termination of the agreement, the terminating party is required to provide the other party 90 days’ written notice unless the Company terminates the agreement for cause, in which case the Company is required to provide such written notice required by applicable law.

Employment Agreement with Mr. Lior Samuelson

We were a party to an employment agreement with Mr. Samuelson, our former Chairman of the Board, from February 1, 2008, until February 12, 2009, at which time Mr. Samuelson resigned as Chairman pursuant to the terms of the transaction with D4 Holdings described above under Introduction”.  Under the terms of the agreement, Mr. Samuelson received a salary of $125,000 per year.  Mr. Samuelson also received an award of non-qualified stock options to purchase 300,000 shares of our Common Stock under our Amended and Restated 2004 Stock Incentive Plan.  The options have an exercise price of $0.39 per share, and terminate on February 1, 2018.  Immediately upon the consummation of the transactions with D4 Holdings, which constituted a chnge of control under Mr. Samuelson’s employment agreement, all unvested options became vested and immediately exercisable.

Outstanding Equity Awards at Fiscal Year-End

The following table shows certain information with respect to stock options and unvested stock awards outstanding as of December 31, 2008, for each of the named executive officers.

		Option Awards					Stock Awards
Name	Grant Date (1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Shimmy Zimels	4/1/1999	58,707	-		5.11	4/1/2009
	3/12/2002	100,000	-		1.02	3/12/2009
	11/4/2003	85,000	-		1.75	5/4/2010
	12/22/2004	80,000	-		2.85	5/4/2010
Dror Gonen	4/18/2008	-	1,000,000	(3)	0.14	4/18/2015
Effi Baruch	3/12/2002	15,000	-		1.02	3/12/2009
	11/4/2003	15,000	-		1.75	11/4/2010
	12/22/2004	25,000	-		2.85	11/22/2011
	3/30/2008	-	250,000	(4)	0.15	3/30/2018
	7/31/2006						5,850	(5)	9.36
	1/1/2008						18,000	(6)	288.00
Richard Grant	1/23/2006	33,334	16,333	(7)	3.02	1/23/2013
	3/30/2008	-	100,000	(8)	0.15	3/30/2018
	1/1/2008						14,400	(9)	230.40
Dan Antebi	5/12/2008	-	200,000	(10)	0.162	5/12/2018

(1)
For a better understanding of this table, we have included an additional column showing the grant date of the stock options, the restricted shares and the restricted stock units.  Subject to the terms and conditions contained in any award agreement between the Company and the holder of any such award, in the event of a change of control of the Company the Compensation Committee determines the effect that such change of control has on the vesting and forfeiture of the stock options, restricted shares and restricted stock units granted to our employees under our Amended and Restated 2004 Stock Incentive Plan.

(2)	The market value of the stock awards is determined by multiplying the number of shares times $0.016, the closing price of our Common Stock on The OTC Bulletin Board on December 31, 2008.
(3)
Options to purchase 250,000 shares of Common Stock were due to vest on April 18, 2009, and options to purchase 62,500 were due to vest on a quarterly basis over the three year period thereafter.  All such options were forfeited and terminated when Mr. Gonen ceased being an employee of the Company on January 15, 2009.

(4)
Options to purchase 125,000 shares of Common Stock vest on each of March 30, 2009, and 2010.  In the event of a change of control, as defined in the Option Agreement dated as of March 30, 2008, between the Company and Mr. Baruch, as amended as of July 1, 2008, all such options immediately vest and become exercisable.

(5)	Restricted shares of Common Stock were granted on July 31, 2006 and vest as follows: 4,200 shares vested on July 31, 2007, 5,000 shares vested on July 31, 2008, and 5,850 shares vest on July 31, 2009.
(6)
Restricted units to purchase 25,000 shares of our Common Stock were granted on February 3, 2008 and vest as follows: units to purchase 7,000 shares vested on January 1, 2009, units to purchase 8,250 shares vest on January 1, 2010, and units to purchase 9,750 shares vest on January 1, 2011.

(7)	Options to purchase 16,333 shares of Common Stock vested on January 23, 2009.
(8)
Options to purchase 50,000 shares of Common Stock vest on each of March 30, 2009, and 2010. In the event of a change of control, as defined in the Option Agreement dated as of March 30, 2008, between the Company and Mr. Grant, as amended as of July 1, 2008, all such options immediately vest and become exercisable.

(9)
Restricted units to purchase 20,000 shares of Common Stock were granted on February 3, 2008 and vest as follows: units to purchase 5,600 shares vested on January 1, 2009, units to purchase 6,600 shares vest on January 1, 2010, and units to purchase 7,800 shares vest on January 1, 2011.

(10)
Options to purchase 100,000 shares of Common Stock vest on May 12, 2009, and options to purchase 25,000 shares of Common Stock vest on each of August 12, 2009, November 12, 2009, February 12, 2010, and May 12, 2010.

Director Compensation

The following table shows the total compensation earned for services performed for us by each member of our Board of Directors, other than directors who were also named executive officers, during the fiscal year ended December 31, 2008.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(1)		All Other Compensation ($)	Total ($)
Noam Bardin	15,000		11,989	(2)	0	26,989
Ilan Biran	15,000		7,992	(3)	0	22,992
Benjamin Broder	15,000		6,992	(4)	0	21,992
Lior Samuelson	115,833	(5)	67,946	(6)	0	183,779

(1)
Represents the aggregate compensation expense accrued by us in 2008 for financial statement reporting purposes in accordance with SFAS 123R for restricted stock awards and stock options granted to our non-employee directors. The restricted share grants were made pursuant to the Amended and Restated 2006 Non-Employee Director Stock Plan.  For a detailed discussion of the assumptions made in the valuation of stock awards, please see the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008.

(2)
Represents the compensation expense accrued by us in 2008 in connection with the issuance of 24,000 restricted shares of Common Stock on September 4, 2007, for services as the Chairman of the board and as a member of the audit committee until the Company's next annual stockholders' meeting.  As of December 31, 2008, Mr. Bardin held options to purchase 50,000 shares of Common Stock and 42,666 restricted shares of Common Stock.

(3)
Represents the compensation expense accrued by us in 2008 in connection with the issuance of 16,000 restricted shares of Common Stock on September 4, 2007, for services as a member of the board and as the chairman of the audit committee until the Company's next annual stockholders' meeting.  Mr. Biran resigned as a member of the Board of Directors effective November 2, 2008. As a result of his resignation, 13,500 restricted shares of our Common Stock that were held by Mr. Biran were forfeited and terminated as of November 2, 2008. As of December 31, 2008, Mr. Biran held options to purchase 83,848 shares of Common Stock and 20,500 restricted shares of Common Stock.

(4)
Represents the compensation expense accrued by us in 2008 in connection with the issuance of 14,000 restricted shares of Common Stock on September 4, 2007, for services as a member of the board and as the chairman of the compensation committee until the Company's next annual stockholders' meeting.  As of December 31, 2008, Mr. Broder held 29,500 restricted shares of Common Stock.

(5)
Represents $1,250 paid to Mr. Samuelson in exchange for services as a member of the board for January 2008 and $114,583 paid to Mr. Samuelson in exchange for his services as Chairman of the Board from February 2008 through December 2008 pursuant to his Employment Agreement with the Company.

(6)
Represents the compensation expense accrued by us in 2008 in connection with the issuance of 14,000 restricted shares of Common Stock on September 4, 2007, for services as a member of the board and as a member of the audit committee until the Company's next annual stockholders' meeting, calculated in accordance with SFAS 123R, and options to purchase 300,000 shares of Common Stock issued over the course of 2008 for services as the Chairman of the Board pursuant to Mr. Samuelson’s Employment Agreement with the Company. As of December 31, 2008, Mr. Samuelson held options to purchase 350,000 shares of Common Stock and 22,000 restricted shares of Common Stock.

Director Compensation Policy

 At our Annual Meeting on July 28, 2008, each of our then-non-employee directors (Noam Bardin, Ilan Biran and Benjamin Broder) became eligible to receive $15,000 for their services as a member of the board through the date of our next annual stockholders' meeting. At a meeting of the Board of Directors on March 4, 2009, the board decided to increase the annual cash compensation that a non-employee director is eligible to receive for serving as a member of the board to $20,000.  In addition, the board decided that, on an annual basis, (i) the chairman of the audit committee will be eligible to receive an annual retainer of $20,000, (ii) the chairman of the compensation committee will be eligible to receive an annual retainer of $5,000, and (iii) a member of a committee (other than a chairperson) will be eligible to receive an annual retainer of $5,000. We reimburse each member of our Board of Directors for reasonable travel and other expenses in connection with attending meetings of the Board of Directors.

Each of our directors has the right to elect to convert the total cash compensation that such director is eligible to receive into shares of our Common Stock based at the then-applicable market price.  Directors have the right to make this election only during such times as the employees and directors of the Company are not in a black-out period in trading in securities of the Company and such director is not in possession of material, non-public information about the Company.  Any such shares so acquired by a director are restricted and vest only after a period of one year from the date of grant, following which the director is able to sell such shares in accordance with Rule 144 under the Securities Act of 1933.

Prior to our Annual Meeting on September 8, 2006, our non-employee directors also received grants of stock options pursuant to our 2004 Non-Employee Director Stock Option Plan. At our 2006 Annual Meeting, our stockholders approved, based on our board’s recommendation, the 2006 Non-Employee Director Stock Plan. The 2006 Non-Employee Director Stock Plan replaced our 2004 Non-Employee Director Stock Option Plan, which was terminated except with respect to outstanding options previously granted thereunder.  Under the Amended and Restated 2006 Non-Employee Director Stock Plan, non-employee directors are entitled to receive an automatic grant of 10,000 shares of restricted stock upon their appointment to the board and on an annual basis for serving on the board.  In addition, any director appointed to serve as (i) chairman of a board committee (other than the audit committee) is entitled to receive a grant of 8,000 shares of restricted stock upon such appointment and on an annual basis for serving as chairman of such board committee and (ii) a member of the audit committee is entitled to receive a grant of 8,000 shares of restricted stock upon such appointment and on an annual basis for serving as a member of the audit committee (provided that any director appointed to serve as chairman of the audit committee is entitled to receive an additional grant of 4,000 shares of restricted stock upon such appointment and on an annual basis for serving as the chairman of the audit  committee).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Robert Stevanovski, Anthony Cassara and David Stevanovski were each appointed to serve on the Company’s Board of Directors pursuant to the terms of the Purchase Agreement.  Each of these directors, as well as Gregory Provenzano, is a principal of D4 Holdings, and Robert Stevanovski serves as manager of Praescient, LLC, the sole manager of D4 Holdings.  As a result of their relationship with D4 Holdings, each of these individuals may be deemed to have a direct or indirect interest in the transactions contemplated by the Purchase Agreement and the Investor Rights Agreement described above.  As described above under “Voting Securities and Principal Holders Thereof”, D4 Holdings beneficially owns an aggregate of 67.7% of our Common Stock (which includes 39,000,000 shares of Common Stock and a warrant to purchase 30,000,000 shares of our Common Stock). Other than the foregoing, since the beginning of the Company’s 2007 fiscal year until the date hereof there has not been any transaction, and there is not currently proposed any transaction, in which the Company was or will be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest.

  LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that the Company’s directors, executive officers and persons who own more than 10% of the outstanding Common Stock of the Company file initial reports of ownership and reports of changes in ownership in such Common Stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding Common Stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file.

To our knowledge, based solely upon our review of the copies of such reports furnished to us, we believe that all of our directors, officers and holders of more than 10% of any class of our equity securities have complied with the applicable Section 16(a) reporting requirements, except that one report of change in beneficial ownership, covering one transaction, was not filed by each of Ilan Biran, Benjamin Broder and Noam Bardin.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

Our Amended and Restated Certificate of Incorporation provides that the number of members of our Board of Directors shall be not less than three and not more than thirteen. There are currently four directors on the board, with three vacancies.  At each annual meeting of stockholders, directors are elected to hold office for a term of one year and until their respective successors are elected and qualified. All of the officers identified above under “Executive Officers” serve at the discretion of our board.

The Board of Directors had five regular meetings and four special meetings during the fiscal year ended December 31, 2008. During the fiscal year ended December 31, 2008, each member of the board participated in at least 75% of all board and applicable committee meetings held during the period for which he was a director. None of our directors attended our 2008 Annual Stockholder Meeting with the exception of Mr. Gonen, who at the time of the meeting served as a member of the Board of Directors. The board has established an Audit Committee and a Compensation Committee, but dissolved the Nominating and Governance Committee as of September 11, 2006. The functions of the remaining committees and their current members are set forth below.

Due to a decrease in the number of members of the board after our 2006 Annual Stockholders Meeting, our board members determined that it is efficient and important for each member to actively participate in all matters that were previously the responsibility of the Nominating and Governance Committee. As such, each of our board members participates in, among other matters, the following nominating and governance-related matters:

• identifying and recommending qualified candidates for director, and recommending the director nominees for our annual meetings of stockholders;
• conducting an annual review of the bard’s performance;
• recommending the director nominees for each of the bard committees; and
• developing and recommending our company’s corporate governance guidelines.

Furthermore, our board adopted a nominating and governance policy that was based on the former Nominating and Governance Committee Charter. This policy outlines our board’s goals, responsibilities, and procedures related to nominating and governance matters.   In this regard, our board may consider candidates recommended by stockholders as well as from other sources such as other directors or officers, third party search firms or other appropriate sources. For all potential candidates, the board may consider all factors it deems relevant, such as a candidate’s personal integrity and sound judgment, business and professional skills and experience, independence, knowledge of the industry in which we operate, possible conflicts of interest, diversity, the extent to which the candidate would fill a present need in the board, and concern for the long-term interests of our stockholders. In general, persons recommended by stockholders will be considered on the same basis as candidates from other sources. If a stockholder wishes to nominate a candidate to be considered for election as a director at our 2009 Annual Meeting of Stockholders using the procedures set forth in the Company's Amended and Restated By-laws, it must follow the procedures described under "Nomination of Directors" in our Amended and Restated By-laws. If a stockholder wishes simply to propose a candidate for consideration as a nominee by our board, it should submit any pertinent information regarding the candidate to the Chairman of the Board by mail care of our Secretary at 419 Lafayette Street, New York, New York 10003.

The Compensation Committee is responsible for:

•	evaluating our compensation policies;
•	determining executive compensation, and establishing executive compensation policies and guidelines; and
•	administering our stock option and compensation plans.

As part of these responsibilities, the Compensation Committee determines the compensation of our Chief Executive Officer, and conducts its decision making process with respect to this issue without the presence of the Chief Executive Officer. The Compensation Committee had three meetings during 2008. Benjamin Broder is currently the sole member of the Compensation Committee.  The Compensation Committee has a charter, a copy of which is available to our stockholders at the Corporate Governance section of our website located at www.deltathree.com.

The Audit Committee is responsible for:

•	recommending to the board the appointment of the firm selected to serve as our independent auditors and monitoring the performance of such firm;
•	reviewing and approving the scope of the annual audit and evaluating with the independent auditors our annual audit and annual financial statements;
•	reviewing with management the status of internal accounting controls;
•	evaluating issues having a potential financial impact on us which may be brought to the Audit Committee’s attention by management, the independent auditors or the board;
•	evaluating our public financial reporting documents; and
•	reviewing the non-audit services to be performed by the independent auditors, if any, and considering the effect of such performance on the auditor's independence.

During the course of the 2008 fiscal year, Noam Bardin, Ilan Biran and (until such time as he was appointed Chairman of the Board) Lior Samuelson served on the Audit Committee. Following the resignation of Noam Bardin (as discussed above under “Introduction”), there are currently no members of the Audit Committee and the Board of Directors is serving as the Audit Committee until the Audit Committee is reconstituted.  As discussed above under “Introduction”, at a meeting of the Board of Directors on March 4, 2009, the board appointed Mr. Patrick to serve as the Chairman of the Audit Committee at the effective time of his appointment to the board.  The Board of Directors has determined that Mr. Patrick meets the requirements of the applicable Securities and Exchange Commission rules for membership on the Audit Committee, including Rule 10A-3(b) under the Exchange Act, is “independent” as defined in Rule 4200(a)(15) of the Nasdaq listing standards, and qualifies as an “audit committee financial expert” as defined in Item 401 of Regulation S-K.  The Audit Committee had four meetings during 2008.  The Audit Committee has a charter, a copy of which is available to our stockholders at the Corporate Governance section of our website located at www.deltathree.com.

COMMUNICATIONS WITH DIRECTORS

The Board of Directors recommends that stockholders initiate any communications with the board in writing and send them care of our Secretary at deltathree, Inc., 419 Lafayette Street, New York, New York 10003. This centralized process will assist the board in reviewing and responding to stockholder communications in an appropriate manner. The name of any specific intended board recipient should be noted in the communication. The board has instructed our Secretary to forward such correspondence only to the intended recipients; however, the board has also instructed our Secretary, prior to forwarding any correspondence, to review such correspondence and, in his or her discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the board’s consideration. In such cases, some of that correspondence may be forwarded elsewhere in the Company for review and possible response.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DELTATHREE, INC.

By:       /s/ Peter Friedman
Name:  Peter Friedman
Title:    General Counsel and Secretary

Dated: March 18, 2009